E:	Lou@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell, Laura Nicholson, Brian McAllister and Shannon Buskirk

Re:	Toppoint Holdings Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted June 20, 2024

CIK No. 0001960847

Ladies and Gentlemen:

We hereby submit the responses of Toppoint Holdings Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 3, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing the Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Draft Registration Statement on Form S-1

Owner-Operators, page 56

1.	We note your response to comment 16. Provide a detailed analysis of ASC 842-10-15 to support your conclusions that your arrangements with independently contracted truck owner-operators do not meet the definition of a lease. We further note your statements that “We agree to maintain liability and cargo insurance coverage and assume responsibility for the DOT compliance of their vehicle(s). During the term of the agreement, the subject vehicle(s) shall be solely and exclusively under our direction and supervision.” Based on these statements, tell us how your considered the provisions of ASC 842-10-15-9 through 15-15 as to whether substantive substitution rights exist. Refer to the examples provided in ASC 842-10-55-42 through 55-51 for further guidance.

Response: ASC 842-10-15 states that a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. We believe that our arrangements with independently contracted truck owner-operators do not meet the definition of a lease for the purpose of ASC 842-10-15. While we maintain insurance and assume compliance for the independent contractor’s vehicles, the independent contractors are only under our direction and supervision while being contracted for a specific route. We do not have control of the physical asset (the trucks) because the trucks are not driven by us or drivers contracted by us. Instead, owner-operators or their contracted drivers drive the trucks. The arrangement is of the nature of providing agreed-upon services rather than utilizing specific physical assets. In other words, the owner-operators agree to provide trucking services under our discretion and supervision, with their services involving specific equipment that must meet certain regulatory requirements. Our obligations under the arrangement include assisting them in meeting the regulatory requirements relating to insurance and DOT. Also, our agreements with the independent contractors are for a one-year term and are cancelable by either party, and there is no control/authority taken for the trucks in the agreement besides basic compliance issues for the ports we service. Additionally, ASC 842-10-15-9-15 discusses identified assets and substantive substitution rights. The independent contractors have complete control of the asset (truck) that they use in service. There is no explicitly stated asset in our agreement, and the independent contractors have the right to substitute the asset at their discretion. They have the ability to substitute the asset, and if they do, they would benefit economically.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 August 12, 2024

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.	We note your response to comment 12 in our letter dated March 1, 2024. We are not persuaded by your response that freight revenue is recognized at a point in time and we reissue our comment. Please provide a detailed analysis of the relevant contract provisions and your evaluation of each of the criteria in ASC 606-10-25-27, specifically paragraphs ASC 606-10-55-5 and 55-6. Also include in your analysis how you considered your enforceable right to payment for performance completed under contract. See ASC 606-10-55-12 and 55-13.

Response: ASC 606-10-25-27 states that an entity transfers control of a good or service over time, and recognizes revenue over time, if one of the following are met:

a. Customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs

b. The entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhances

c. The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

We do not believe any of these criteria is met. As to criterion a, the performance obligation is not the actual freight. It is the delivery of the loads to the port. While in transit, the customer does not receive any benefits because, like a delivery of a package, if the load is not delivered, the customer does not receive anything.

As to criterion b, there is no asset created or enhanced.

As to criterion c, we do not have any enforceable right to payment during transit. We only have a right to payment upon delivery of the loads.

ASC 606-10-25-36 also states an entity shall recognize revenue for a performance obligation satisfied over time only if the entity can reasonably measure its progress toward complete satisfaction of the performance obligation. An entity would not be able to reasonably measure its progress toward complete satisfaction of a performance obligation if it lacks reliable information that would be required to apply an appropriate method of measuring progress. Due to the short timeframe of our routes, and the fact that we believe the delivery of the actual load is our performance obligation, we would not be able to appropriately measure progress over a period of time.

Under ASC 606-10-55-6, it states that when an entity may not be able to readily identify whether a customer simultaneously receives and consumes the benefits, a performance obligation is satisfied over time if an entity determines that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer. It also states to presume that another entity fulfilling the remainder of the performance obligation would not have the benefit of any asset that is presently controlled by the entity and that would remain controlled by the entity if the performance obligation were to transfer to another entity. In our case, another entity would have to reperform any work done to complete the original performance obligation. Upon entering into a contract with our customers, a “booking” is created only for our company. The port where we deliver the loads would only recognize and allow the entry of our company with that specific booking, and therefore another entity could not simply finish the performance obligation. Additionally, because of the nature of our loads, it would be considered highly unlikely that another company could pick up the load from our trucks during transit. This adds to the conclusion, that our customers do not simultaneously receive and consume the benefits of our services over time. We would also like to add that the transit time is typically within 24 hours. We do not typically engage with long fleets, as our services are centralized around customers within a certain mileage of the ports we service.

3.	We note your response to comment 14 in our letter dated March 1, 2024. Please tell us why you continue to classify the deferred revenue as a current liability in each of the consolidated balance sheets for the two years ended December 31, 2023, and the three months ended March 31, 2024. Please disclose an explanation of when you expect to recognize the deferred revenue, in accordance with ASC 606-10-50-13b.

Response: As noted, such deferred revenue was originally recognized due to the fact that the Company was not able to support satisfaction of its performance obligations. The amounts represent advances received from certain customers. We are adopting a policy whereas our customers have a right to refund within two years of services provided or monies received by us. The amounts received that were recognized as deferred revenue were received in the latter portion of 2022. If we do not formally receive a claim for such amounts within two years, we will recognize such amount as other income. The amounts will be recorded as other income, since, as noted above, we have not supported the performance obligation associated with the monies received. We continue to report this balance as a current liability, because although there is a two-year policy, our customers can legally request a refund at any time during that two year period, making this a potentially current liability.

PG. 3 August 12, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) or Hok C Chan, Chief Executive Officer of Toppoint Holdings Inc. at (551) 866-1320.

Sincerely,

/s/ Louis A. Bevilacqua, Esq.
Louis A. Bevilacqua, Esq.
Bevilacqua PLLC

cc:	Hok C Chan, Toppoint Holdings Inc.